UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Zimmer Biomet Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

98956P102

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Biomet LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR 2006 Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person OPERF Co-Investment LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR PEI Investments, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person 8 North America Investor L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Associates 2006 LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR 2006 GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR PEI Associates, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR PEI GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Associates 8 NA L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR 8 NA Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR III GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,764,820

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,764,820

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,764,820

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,764,820

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 98956P102		13D

1	Name of Reporting Person George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,764,820

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,764,820

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,820

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (this “Amendment”) supplements and amends the Statement on Schedule 13D filed on June 30, 2015, as amended by Amendment No. 1 filed on  February 9, 2016 (as amended, the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of Common Stock, $.01 par value (the “Common Stock”), of Zimmer Biomet Holdings, Inc. (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment is being filed by:

(i)            KKR Biomet LLC, a Delaware limited liability company (“KKR Biomet”);

(ii)           KKR 2006 Fund L.P., a Delaware limited partnership (“KKR 2006 Fund”);

(iii)          OPERF Co-Investment LLC, a Delaware limited liability company (“OPERF Co-Investment”);

(iv)          KKR PEI Investments, L.P., a Guernsey limited partnership (“KKR PEI Investments”);

(v)           8 North America Investor L.P., a Cayman Islands exempted limited partnership (“8 North America Investor”);

(vi)          KKR Partners III, L.P., a Delaware limited partnership (“KKR Partners III”);

(vii)         KKR Associates 2006 L.P., a Delaware limited partnership (“KKR Associates”);

(viii)        KKR 2006 GP LLC, a Delaware limited liability company (“KKR 2006 GP”);

(ix)          KKR PEI Associates, L.P., a Guernsey limited partnership (“KKR PEI Associates”);

(x)           KKR PEI GP Limited, a Cayman Islands exempted limited company (“KKR PEI GP”);

(xi)          KKR Associates 8 NA L.P., a Cayman Islands exempted limited partnership (“KKR Associates 8 NA”);

(xii)         KKR 8 NA Limited, a Cayman Islands limited company (“KKR 8 NA”);

(xiii)        KKR III GP LLC, a Delaware limited liability company (“KKR III GP”);

(xiv)        KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(xv)         KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(xvi)        KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(xvii)       KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(xviii)      KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xix)        KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xx)         Henry R. Kravis, a United States citizen; and

(xxi)        George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xxi) are collectively referred to herein as the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit E to the Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to an underwriting agreement, dated June 13, 2016 (the “Underwriting Agreement”), by and among KKR Biomet, certain funds affiliated with each of Goldman, Sachs & Co. and TPG Global, LLC (collectively with KKR Biomet, the “Sponsor Funds”), the Issuer and Goldman, Sachs & Co. and J.P. Morgan Securities LLC (the “Underwriters”), the Underwriters agreed to purchase from KKR Biomet and KKR Biomet agreed to sell to the Underwriters 3,764,820 shares of Common Stock at a price of $115.31 per share (the “Sale”). The Sale closed on June 16, 2016.

Pursuant to the Underwriting Agreement, KKR Biomet signed a lock-up agreement (the “June 2016 Lock-Up Agreement”) pursuant to which it agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any of its Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period ending on August 12, 2016, except with the prior written consent of the Underwriters. The Underwriters may in their sole discretion and at any time without notice release some or all of the shares subject to the June 2016 Lock-Up Agreement prior to the expiration of the lock-up period.

As a result of the sale by the Sponsor Funds pursuant to the Underwriting Agreement, a “Principal Stockholder Rights Termination Event” will occur under the Zimmer Stockholders Agreement at the end of the day on June 16, 2016.  The occurrence of a Principal Stockholder Rights Termination Event will result in, among other things, the Sponsor Funds no longer having the right to designate any members of the Issuer’s board of directors (the “board”).

Under the Zimmer Stockholders Agreement, the Sponsor Funds would be obligated to cause their designated directors, currently Michael W. Michelson and Jeffrey K. Rhodes, to immediately resign upon the occurrence of a Principal Stockholder Rights Termination Event, unless otherwise consented to by a majority of the other members of the board.  In order to allow the board the opportunity to further discuss the future composition of the board, the Issuer has temporarily waived this obligation until the earlier of (a) the second business day following completion of the first regularly scheduled meeting of the board in July 2016 and (b) such other date as may be specified by the Issuer.

Item 5.           Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Schedule 13D in its entirety as set forth below.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b).  The Reporting Persons beneficially own an aggregate of 3,764,820 shares of Common Stock, which is directly held by KKR Biomet.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 1.9% of the outstanding shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 199,678,785 shares of Common Stock outstanding as of June 13, 2016, as reported in the Issuer’s prospectus supplement dated June 13, 2016 (the “Prospectus”).

Each of KKR 2006 Fund, OPERF Co-Investment, KKR PEI Investments, 8 North America Investor and KKR Partners III (as the members of KKR Biomet); KKR Associates (as the general partner of KKR 2006 Fund and the manager of OPERF Co-Investment); KKR 2006 GP (as the general partner of KKR Associates); KKR PEI Associates (as the general partner of KKR PEI Investments); KKR PEI GP (as the general partner of KKR PEI Associates); KKR Associates 8 NA (as the general partner of 8 North America Investor); KKR 8 NA (as the general partner of KKR Associates 8 NA); KKR III GP (as the general partner of KKR Partners III); KKR Fund Holdings (as the designated member of KKR 2006 GP LLC, the sole shareholder of KKR PEI GP and the sole shareholder of KKR 8 NA); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited); KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited) and KKR Management LLC (as the sole general partner of KKR & Co. L.P.) may be deemed to have voting and dispositive power with respect to any shares of Common Stock beneficially owned by KKR Biomet. Such Reporting Persons disclaim beneficial ownership of such shares of Common Stock.

As the designated members of KKR Management LLC and the managers of KKR III GP LLC, Messrs. Kravis and Roberts may be deemed to share voting and dispositive power with respect to any shares of Common Stock beneficially owned by KKR Biomet. Messrs. Kravis and Roberts disclaim beneficial ownership of such shares of Common Stock.

None of Messrs. Fisher, Janetschek, Lin, Michelson or Sorkin beneficially owns any shares of Common Stock.

In addition, by virtue of the rights and obligations under the Zimmer Stockholders Agreement and Coordination Agreement, the other Sponsor Funds (which, following the closing of the Sale, shall cease to refer to affiliates of Goldman, Sachs & Co.), and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  However, this filing shall not be deemed an admission that the Reporting Persons and the other Sponsor Funds constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim membership in any such group.  The other Sponsor Funds have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

Collectively, the Reporting Persons and the other Sponsor Funds and certain of their affiliates may be deemed to beneficially own at June 16, 2016 a total of 7,440,675 shares of Common Stock held in the aggregate by the Sponsor Funds (based on information in the Prospectus), or 3.7% of the total number of outstanding shares of Common Stock of the Issuer (based on an aggregate of 199,678,785 shares of Common Stock outstanding as of June 13, 2016, as reported in the Prospectus). Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the other Sponsor Funds.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction in any shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons’ partners, members, affiliates or shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons.

(e) As of June 16, 2016, the Reporting Persons and any “group” for purposes of Section 13(d) of the Exchange Act of which they may have been deemed a part, ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows.

The information in item 4 of this Schedule 13D is hereby incorporated by reference.

June 2016 Lock-Up Agreement

In connection with the registered underwritten offering undertaken by KKR Biomet and the other Sponsor Funds on June 13, 2016, KKR Biomet, certain other stockholders of the Issuer, the Issuer’s chief executive officer and chief financial officer, and certain directors of the Issuer agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period ending on August 12, 2016, except with the prior written consent of the Underwriters. The Underwriters may in their sole discretion and at any time without notice release some or all of the shares subject to the June 2016 Lock-Up Agreement prior to the expiration of the lock-up period.

References to the Underwriting Agreement, June 2016 Lock-Up Agreement and the waiver under the Zimmer Stockholders Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, June 2016 Lock-Up Agreement and Waiver letter, which have been filed as exhibits hereto and are incorporated by reference herein.

Item 7.          Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Schedule 13D in its entirety as set forth below.

Exhibit No.	Description

Exhibit A

Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit B

Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit C

Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 1, 2015).

Exhibit D

Coordination Agreement, dated as of June 24, 2015, by and among the Sponsor Funds (incorporated herein by reference to Exhibit 4 to the Schedule 13D of LVB Acquisition Holding, LLC, filed on June 30, 2015).

Exhibit E	Lock-Up Agreement, dated as of February 4, 2016 (incorporated herein by reference to Exhibit E to Amendment No. 1 to the Schedule 13D, filed on February 9, 2016).

Exhibit F	Joint Filing Agreement, by and among the Reporting Persons (incorporated herein by reference to Exhibit E to the Schedule 13D, filed on June 30, 2015).

Exhibit G	Powers of Attorney (incorporated herein by reference to Exhibit F to the Schedule 13D, filed on June 30, 2015).

Exhibit H

Underwriting Agreement, dated as of June 13, 2016, by and among the Issuer, the Underwriters and the Selling Stockholders named therein (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K of the Issuer, filed on June 16, 2016).

Exhibit I	Form of Lock-Up Agreement of KKR Biomet, dated as of June 13, 2016 (included as Exhibit A to the Underwriting Agreement filed as Exhibit H hereto).

Exhibit J

Waiver letter, dated June 16, 2016, among KKR Biomet, the Issuer and each of the stockholders of the Issuer party thereto (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Issuer, filed on June 16, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2016

KKR BIOMET LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Vice President

KKR 2006 FUND L.P.
By:	KKR Associates 2006 L.P., its general partner
By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

OPERF CO-INVESTMENT LLC
By:	KKR Associates 2006 L.P., its manager
By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR PEI INVESTMENTS, L.P.
By:	KKR PEI Associates, L.P., its general partner
By:	KKR PEI GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

8 NORTH AMERICA INVESTOR L.P.
By:	KKR Associates 8 NA L.P., its general partner
By:	KKR 8 NA Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PARTNERS III, L.P.
By:	KKR III GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Authorized Signatory

KKR ASSOCIATES 2006 L.P.
By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR PEI ASSOCIATES, L.P.
By:	KKR PEI GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PEI GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR ASSOCIATES 8 NA L.P.
By:	KKR 8 NA Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR 8 NA LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR III GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Authorized Signatory

KKR FUND HOLDINGS L.P.
By:	KKR Fund Holdings GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP HOLDINGS L.P.
By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR & CO. L.P.
By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A

Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit B

Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit C

Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 1, 2015).

Exhibit D

Coordination Agreement, dated as of June 24, 2015, by and among the Sponsor Funds (incorporated herein by reference to Exhibit 4 to the Schedule 13D of LVB Acquisition Holding, LLC, filed on June 30, 2015).

Exhibit E	Lock-Up Agreement, dated as of February 4, 2016 (incorporated herein by reference to Exhibit E to Amendment No. 1 to the Schedule 13D, filed on February 9, 2016).

Exhibit F	Joint Filing Agreement, by and among the Reporting Persons (incorporated herein by reference to Exhibit E to the Schedule 13D, filed on June 30, 2015).

Exhibit G	Powers of Attorney (incorporated herein by reference to Exhibit F to the Schedule 13D, filed on June 30, 2015).

Exhibit H

Underwriting Agreement, dated as of June 13, 2016, by and among the Issuer, the Underwriters and the Selling Stockholders named therein (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K of the Issuer, filed on June 16, 2016).

Exhibit I	Form of Lock-Up Agreement of KKR Biomet, dated as of June 13, 2016 (included as Exhibit A to the Underwriting Agreement filed as Exhibit H hereto).

Exhibit J

Waiver letter, dated June 16, 2016, among KKR Biomet, the Issuer and each of the stockholders of the Issuer party thereto (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Issuer, filed on June 16, 2016).